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                                                  EXHIBIT 12
                         AMOCO COMPANY

        STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                   EARNINGS TO FIXED CHARGES
             (millions of dollars, except ratios)


                        Nine Months
                           Ended                Year Ended December 31,
                         Sept. 30,
                            1995     1994      1993      1992      1991     1990
Determination of Income:
 Consolidated earnings
  before income taxes
  and minority interest..  $2,120   $2,688   $2,427    $1,823    $2,093   $3,456
Fixed charges expensed by
 consolidated companies..     165      140      193       238       231       66
Adjustments for certain
 companies accounted for
  by the equity method...       11       7        9        18        12        4
Adjusted earnings plus
 fixed charges...........   $2,296  $2,835   $2,629    $2,079    $2,336   $3,746

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...   $  114  $  127   $  162    $  219    $  216   $   32
Consolidated rental
 expense representative
 of an interest factor...       52       7       31        20        22        0
Adjustments for certain
 companies accounted for
 by the equity method....        7       5        6        12        17        5
Total fixed charges......   $  173  $  139   $  199    $  251    $  255   $  277

Ratio of earnings to
 fixed charges...........    13.3*   20.4*     13.2       8.3       9.2      3.5



*Based on outstanding public debt obligations. Including debt with affiliates, the ratio would have been 4.9 as of September
30, 1995, and 13.0 as of December 31, 1994.
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